Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

November 2017

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s condensed consolidated interim financial statements 3Q 2017, dated November 9, 2017, are included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.

(Registrant)

Date: November 9, 2017	By	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and General Counsel

Condensed Consolidated Interim Financial Statements 3Q 2017

The Hague, November 9, 2017

To help people achieve a lifetime of financial security

AEGON
Transform Tomorrow

Condensed Consolidated Interim Financial Statements 3Q 2017	1

Unaudited

2

Condensed consolidated income statement
EUR millions	Notes	3Q 2017	3Q 2016	YTD 2017	YTD 2016

Premium income	4	5,303	5,797	16,783	17,335
Investment income	5	1,682	1,852	5,547	5,860
Fee and commission income		617	602	1,869	1,801
Other revenues		1	1	6	4
Total revenues		7,603	8,253	24,205	25,001
Income from reinsurance ceded	6	893	994	3,638	2,676
Results from financial transactions	7	4,707	8,652	14,038	15,519
Other income	8	24	9	351	64
Total income		13,227	17,909	42,233	43,261

Benefits and expenses	9	12,526	17,373	40,123	42,097
Impairment charges / (reversals)	10	(4)	(6)	6	54
Interest charges and related fees		109	89	313	258
Other charges	11	38	-	42	682
Total charges		12,669	17,456	40,484	43,091

Share in profit / (loss) of joint ventures		47	44	120	103
Share in profit / (loss) of associates		2	2	7	2
Income / (loss) before tax		607	499	1,876	274
Income tax (expense) / benefit		(139)	(141)	(500)	(158)
Net income / (loss)		469	358	1,375	116

Net income / (loss) attributable to:
Owners of Aegon N.V.		469	358	1,376	116
Non-controlling interests		-	-	-	-

Earnings per share (EUR per share)	19
Basic earnings per common share		0.21	0.16	0.62	0.01
Basic earnings per common share B		0.01	-	0.02	-
Diluted earnings per common share		0.21	0.16	0.62	0.01
Diluted earnings per common share B		0.01	-	0.02	-

Unaudited

Condensed Consolidated Interim Financial Statements 3Q 2017	3

Condensed consolidated statement of comprehensive income
EUR millions	3Q 2017	3Q 2016	YTD 2017	YTD 2016

Net income / (loss)	469	358	1,375	116

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	5	-	5	2
Remeasurements of defined benefit plans	(24)	(212)	258	(1,304)
Income tax relating to items that will not be reclassified	5	33	(64)	336

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	116	(526)	1,679	3,363
Gains / (losses) transferred to the income statement on disposal and impairment of available-for-sale investments	(114)	30	(1,237)	(2,115)
Changes in cash flow hedging reserve	(26)	(98)	(782)	729
Movement in foreign currency translation and net foreign investment hedging reserve	(547)	(297)	(1,845)	(920)
Equity movements of joint ventures	(1)	4	(7)	9
Equity movements of associates	(5)	3	(7)	4
Income tax relating to items that may be reclassified	8	163	183	(863)
Other	(3)	(4)	2	3
Total other comprehensive income / (loss) for the period	(586)	(903)	(1,814)	(758)
Total comprehensive income / (loss)	(117)	(545)	(439)	(642)

Total comprehensive income / (loss) attributable to:
Owners of Aegon N.V.	(115)	(544)	(435)	(648)
Non-controlling interests	(3)	(1)	(4)	7

Unaudited

4

Condensed consolidated statement of financial position
		Sept. 30,	Dec. 31,
		2017	2016
EUR millions	Notes

Assets
Cash and cash equivalents		11,837	11,347
Assets held for sale	25	5,244	8,705
Investments	12	138,440	156,813
Investments for account of policyholders	13	192,352	203,610
Derivatives	15	6,310	8,318
Investments in joint ventures		1,716	1,614
Investments in associates		270	270
Reinsurance assets	14	19,546	11,208
Deferred expenses	17	10,288	11,423
Other assets and receivables		9,510	10,805
Intangible assets	18	1,682	1,820
Total assets		397,195	425,935

Equity and liabilities
Shareholders’ equity		20,108	20,913
Other equity instruments		3,786	3,797
Issued capital and reserves attributable to owners of Aegon N.V.		23,894	24,710
Non-controlling interests		20	23
Group equity		23,914	24,734

Subordinated borrowings		764	767
Trust pass-through securities		137	156
Insurance contracts	20	110,840	119,569
Insurance contracts for account of policyholders	21	118,803	120,929
Investment contracts	22	16,976	19,572
Investment contracts for account of policyholders	23	76,033	84,774
Derivatives	15	7,567	8,878
Borrowings	24	14,702	13,153
Liabilities held for sale	25	4,977	8,816
Other liabilities		22,482	24,588
Total liabilities		373,281	401,201
Total equity and liabilities		397,195	425,935

Unaudited

Condensed Consolidated Interim Financial Statements 3Q 2017	5

Condensed consolidated statement of changes in equity
EUR millions	Share capital 1	Retained earnings	Revaluation reserves	Remeasurement of defined benefit plans	Other reserves	Other equity instruments	Issued capital and reserves [2]	Non- controlling interests	Total

Nine months ended September 30, 2017

At beginning of year	8,193	7,812	5,381	(1,820)	1,347	3,797	24,710	23	24,734

Net income / (loss) recognized in the income statement	-	1,376	-	-	-	-	1,376	-	1,375

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	-	-	5	-	-	-	5	-	5
Remeasurements of defined benefit plans	-	-	-	258	-	-	258	-	258
Income tax relating to items that will not be reclassified	-	-	(2)	(62)	-	-	(64)	-	(64)

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	-	-	1,679	-	-	-	1,679	-	1,679
Gains / (losses) transferred to income statement on disposal and impairment of available-for-sale investments	-	-	(1,237)	-	-	-	(1,237)	-	(1,237)
Changes in cash flow hedging reserve	-	-	(782)	-	-	-	(782)	-	(782)
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	(366)	84	(1,563)	-	(1,845)	-	(1,845)
Equity movements of joint ventures	-	-	-	-	(7)	-	(7)	-	(7)
Equity movements of associates	-	-	-	-	(7)	-	(7)	-	(7)
Income tax relating to items that may be reclassified	-	-	118	-	65	-	183	-	183
Other	-	5	-	-	-	-	5	(3)	2
Total other comprehensive income	-	5	(584)	280	(1,512)	-	(1,811)	(3)	(1,814)
Total comprehensive income / (loss) for 2017	-	1,381	(584)	280	(1,512)	-	(435)	(4)	(439)

Shares issued	3	-	-	-	-	-	3	-	3
Issuance and purchase of (treasury) shares	-	160	-	-	-	-	160	-	160
Dividends paid on common shares	(142)	(296)	-	-	-	-	(439)	-	(439)
Dividend withholding tax reduction	-	2	-	-	-	-	2	-	2
Coupons on non-cumulative subordinated notes	-	(21)	-	-	-	-	(21)	-	(21)
Coupons on perpetual securities	-	(78)	-	-	-	-	(78)	-	(78)
Incentive plans	-	3	-	-	-	(12)	(9)	-	(9)
At end of period	8,053	8,963	4,798	(1,540)	(165)	3,786	23,894	20	23,914

Nine months ended September 30, 2016

At beginning of year	8,387	8,075	6,471	(1,532)	1,283	3,800	26,485	9	26,494

Net income / (loss) recognized in the income statement	-	116	-	-	-	-	116	-	116

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	-	-	2	-	-	-	2	-	2
Remeasurements of defined benefit plans	-	-	-	(1,304)	-	-	(1,304)	-	(1,304)
Income tax relating to items that will not be reclassified	-	-	(1)	337	-	-	336	-	336

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	-	-	3,363	-	-	-	3,363	-	3,363
Gains / (losses) transferred to income statement on disposal and impairment of available-for-sale investments	-	-	(2,115)	-	-	-	(2,115)	-	(2,115)
Changes in cash flow hedging reserve	-	-	729	-	-	-	729	-	729
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	(251)	73	(742)	-	(920)	-	(920)
Equity movements of joint ventures	-	-	-	-	9	-	9	-	9
Equity movements of associates	-	-	-	-	4	-	4	-	4
Income tax relating to items that may be reclassified	-	-	(858)	-	(5)	-	(863)	-	(863)
Other	-	(3)	-	-	-	-	(3)	6	3
Total other comprehensive income	-	(3)	869	(895)	(735)	-	(764)	6	(758)

Total comprehensive income / (loss) for 2016	-	113	869	(895)	(735)	-	(648)	7	(642)

Shares issued	1	-	-	-	-	-	1	-	1
Shares withdrawn	(10)	(372)	-	-	-	-	(382)	-	(382)
Issuance and purchase of (treasury) shares	-	90	-	-	-	-	90	-	90
Dividends paid on common shares	(186)	(305)	-	-	-	-	(491)	-	(491)
Coupons on non-cumulative subordinated notes	-	(21)	-	-	-	-	(21)	-	(21)
Coupons on perpetual securities	-	(79)	-	-	-	-	(79)	-	(79)
Incentive plans	-	(9)	-	-	-	(9)	(18)	-	(18)
At end of period	8,193	7,493	7,340	(2,427)	547	3,791	24,937	15	24,953

1 For a breakdown of share capital please refer to note 19.

2 Issued capital and reserves attributable to owners of Aegon N.V.

Unaudited

6

Condensed consolidated cash flow statement
EUR millions	YTD 2017	YTD 2016

Cash flow from operating activities	138	3,228

Purchases and disposals of intangible assets	(7)	(15)
Purchases and disposals of equipment and other assets	(56)	(40)
Purchases and disposals of businesses and subsidiaries	(1,006)	(1,085)
Purchases, disposals and dividends joint ventures and associates	(10)	102
Cash flow from investing activities	(1,079)	(1,038)

Issuance of treasury shares	2	-
Purchase of treasury shares	-	(505)
Dividends paid	(294)	(305)
Issuances, repurchases and coupons of perpetuals	(103)	(105)
Issuances, repurchases and coupons of non-cumulative subordinated notes	(28)	(28)
Issuances and repayments of borrowings	2,258	618
Cash flow from financing activities	1,834	(325)

Net increase / (decrease) in cash and cash equivalents	892	1,865
Net cash and cash equivalents at January 1	11,347	9,593
Effects of changes in foreign exchange rates	(184)	(158)
Net cash and cash equivalents at end of period	12,054	11,300

Cash and cash equivalents	11,837	11,316
Cash and cash equivalents classified as Assets held for sale	269	-
Bank overdrafts classified as other liabilities	(52)	(16)
Net cash and cash equivalents	12,054	11,300

Unaudited

Condensed Consolidated Interim Financial Statements 3Q 2017	7

Notes to the Condensed consolidated interim financial statements

Amounts in EUR millions, unless otherwise stated

Aegon N.V., incorporated and domiciled in the Netherlands, is a public limited liability company organized under Dutch law and recorded in the Commercial Register of The Hague under number 27076669 and with its registered address at Aegonplein 50, 2591 TV, The Hague, the Netherlands. Aegon N.V. serves as the holding company for the Aegon Group and has listings of its common shares in Amsterdam and New York.

Aegon N.V. (or ‘the Company’) and its subsidiaries (‘Aegon’ or ‘the Group’) have life insurance and pensions operations in more than 20 countries in the Americas, Europe and Asia and are also active in savings and asset management operations, accident and health insurance, general insurance and to a limited extent banking operations. Headquarters are located in The Hague, the Netherlands. The Group employs close to 30,000 people worldwide.

1. Basis of presentation

The condensed consolidated interim financial statements as at and for the period ended, September 30, 2017, have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’, as adopted by the European Union (hereafter ‘IFRS’). They do not include all of the information required for a full set of financial statements prepared in accordance with IFRS and should therefore be read together with the 2016 consolidated financial statements of Aegon N.V. as included in Aegon’s Annual Report for 2016. Aegon’s Annual Report for 2016 is available on its website (aegon.com).

The condensed consolidated interim financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value. Certain amounts in prior periods may have been reclassified to conform to the current year presentation. These reclassifications had no effect on net income, shareholders’ equity or earnings per share. The condensed consolidated interim financial statements as at, and for the period ended September 30, 2017, were approved by the Supervisory Board on November 8, 2017.

The condensed consolidated interim financial statements are presented in euro (EUR) and all values are rounded to the nearest million unless otherwise stated. The consequence is that the rounded amounts may not add up to the rounded total in all cases.

The published figures in these condensed consolidated interim financial statements are unaudited.

Unaudited

8

2. Significant accounting policies

All accounting policies and methods of computation applied in the condensed consolidated interim financial statements are the same as those applied in the 2016 consolidated financial statements.

New IFRS accounting standards effective

The following standards, interpretations, amendments to standards and interpretations became effective in 2017, but have not yet been endorsed by the European Union:

◆	IAS 7 Amendment Disclosure Initiative;
◆	IAS 12 Recognition of Deferred Tax Assets for Unrealised Losses; and
◆	Annual improvements 2014-2016 Cycle.

None of these revised standards and interpretations will significantly impact the financial position or the condensed consolidated interim financial statements.

For a complete overview of IFRS standards, published before January 1, 2017, that will be applied in future years, and were not early adopted by the Group, please refer to Aegon’s Annual Report for 2016.

Future adoption of IFRS accounting standards

In May 2017, the IASB has issued IFRS 17 Insurance Contracts. IFRS 17 will be mandatorily effective for annual reporting periods beginning on or after January 1, 2021. It aims to provide a more consistent accounting model for insurance contracts among entities issuing insurance contracts globally.

IFRS 17, together with IFRS 9 Financial Instruments, will fundamentally change the accounting in IFRS financial statements of insurance companies. Aegon has started its implementation project on both standards. Aegon expects the impact of these standards to be significant.

The endorsement process of the European Union of the new standard is expected to start in 2017. A final endorsement decision is not expected to be made in 2017.

Taxes

Taxes on income for the nine month period, ended September 30, 2017, are calculated using the tax rate that is estimated to be applicable to total annual earnings.

Judgments and critical accounting estimates

Preparing the condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions, including the likelihood, timing or amount of future transactions or events, that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from the estimates made.

In preparing the condensed consolidated interim financial statements, significant judgments made by management in applying the Group’s accounting policies and the key sources of estimating uncertainty were not significantly different than those that were applied to the consolidated financial statements as at and for the year ended December 31, 2016.

Unaudited

Condensed Consolidated Interim Financial Statements 3Q 2017	9

Exchange rates

Assets and liabilities of foreign operations are translated to the presentation currency at the closing rates on the reporting date. Income, expenses and capital transactions (such as dividends) are translated at average exchange rates or at the prevailing rates on the transaction date, if more appropriate. The following exchange rates are applied for the condensed consolidated interim financial statements:

Closing exchange rates

			USD	GBP

September 30, 2017	1	EUR	1.1822	0.8812

December 31, 2016	1	EUR	1.0548	0.8536
Weighted average exchange rates

			USD	GBP

Nine months ended September 30, 2017	1	EUR	1.1130	0.8722

Nine months ended September 30, 2016	1	EUR	1.1161	0.8019

3. Segment information

3.1 Income statement

EUR millions	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe	Asia	Asset Management	Holding and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Three months ended September 30, 2017

Underlying earnings before tax	376	132	25	16	4	177	14	30	(41)	(1)	556	19	575
Fair value items	142	25	(17)	-	-	7	1	-	8	-	159	(28)	130
Realized gains / (losses) on investments	90	16	26	-	-	41	3	1	-	-	135	(2)	133
Impairment charges	(1)	(4)	-	-	-	(4)	-	-	-	-	(5)	-	(5)
Impairment reversals	7	2	-	-	-	2	-	-	-	-	9	-	9
Other income / (charges)	(312)	98	-	-	-	98	(19)	(1)	-	-	(233)	-	(233)
Run-off businesses	(3)	-	-	-	-	-	-	-	-	-	(3)	-	(3)
Income / (loss) before tax	300	268	33	16	4	322	-	30	(33)	(1)	618	(10)	607
Income tax (expense) / benefit	(69)	(62)	(10)	(2)	(2)	(77)	(2)	(10)	9	-	(149)	10	(139)
Net income / (loss)	231	206	23	14	2	245	(2)	20	(25)	(1)	469	-	469
Inter-segment underlying earnings	(21)	(25)	(20)	(2)	-	(47)	-	52	18

Revenues
Life insurance gross premiums	1,783	364	2,275	103	46	2,788	199	-	2	(2)	4,769	(124)	4,645
Accident and health insurance	508	35	8	-	-	43	22	-	-	-	573	(3)	570
General insurance	-	35	-	53	25	113	-	-	-	-	113	(25)	88
Total gross premiums	2,291	434	2,283	156	71	2,944	220	-	2	(2)	5,455	(151)	5,303
Investment income	794	531	288	13	9	841	59	1	71	(69)	1,697	(15)	1,682
Fee and commission income	400	85	55	11	4	155	18	145	-	(53)	665	(48)	617
Other revenues	2	-	-	-	-	-	-	-	1	-	3	(2)	1
Total revenues	3,486	1,051	2,626	180	84	3,940	297	146	73	(124)	7,819	(216)	7,603
Inter-segment revenues	-	-	-	-	-	-	1	53	71

EUR millions	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe	Asia	Asset Management	Holding and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Three months ended September 30, 2016

Underlying earnings before tax	307	133	5	12	1	151	6	32	(36)	-	461	21	482
Fair value items	32	54	(4)	-	-	49	6	-	(3)	-	84	(29)	55
Realized gains / (losses) on investments	(31)	31	17	1	-	49	2	2	-	-	21	(3)	19
Impairment charges	(12)	(7)	-	-	-	(7)	-	-	-	-	(19)	-	(19)
Impairment reversals	24	1	-	-	-	1	-	-	-	-	25	-	25
Other income / (charges)	(109)	30	22	-	-	52	(5)	-	(9)	-	(72)	-	(72)
Run-off businesses	8	-	-	-	-	-	-	-	-	-	8	-	8
Income / (loss) before tax	218	241	39	14	1	296	9	34	(48)	-	510	(11)	499
Income tax (expense) /benefit	(82)	(53)	(9)	(3)	(2)	(68)	(4)	(11)	13	-	(152)	11	(141)
Net income / (loss)	136	188	30	11	(1)	228	6	23	(35)	-	358	-	358
Inter-segment underlying earnings	(47)	(21)	(23)	(3)	-	(48)	19	56	20

Revenues
Life insurance gross premiums	1,837	398	2,618	98	37	3,152	235	-	3	(21)	5,206	(113)	5,093
Accident and health insurance	556	31	9	-	1	40	24	-	(7)	3	616	(1)	615
General insurance	-	46	-	44	21	112	-	-	4	(4)	112	(21)	90
Total gross premiums	2,393	475	2,627	143	59	3,304	259	-	-	(22)	5,933	(136)	5,797
Investment income	931	575	280	11	10	875	58	1	99	(99)	1,865	(13)	1,852
Fee and commission income	419	87	20	9	3	119	17	152	-	(57)	650	(48)	602
Other revenues	1	-	-	-	-	-	(1)	1	1	-	2	(1)	1
Total revenues	3,744	1,136	2,927	163	72	4,299	333	153	100	(179)	8,451	(198)	8,253
Inter-segment revenues	-	2	-	-	-	2	20	57	99

Unaudited

10

EUR millions	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe	Asia	Asset Management	Holding and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Nine months ended September 30, 2017

Underlying earnings before tax geographically	1,029	385	93	53	10	541	37	99	(129)	-	1,578	45	1,622
Fair value items	89	(149)	(65)	-	-	(213)	1	-	38	-	(85)	(75)	(161)
Realized gains / (losses) on investments	119	163	32	2	-	197	2	3	-	-	321	(5)	317
Impairment charges	(12)	(15)	-	(2)	-	(18)	-	-	(3)	-	(33)	-	(33)
Impairment reversals	19	9	-	-	-	9	-	-	-	-	28	-	28
Other income / (charges)	(86)	90	80	-	-	170	(19)	(2)	-	-	64	-	64
Run-off businesses	38	-	-	-	-	-	-	-	-	-	38	-	38
Income / (loss) before tax	1,197	483	140	52	10	685	22	101	(94)	-	1,911	(36)	1,876
Income tax (expense) / benefit	(325)	(107)	(55)	(7)	(6)	(175)	(28)	(32)	24	-	(536)	36	(500)
Net income / (loss)	872	376	86	45	4	510	(7)	69	(70)	-	1,375	-	1,375
Inter-segment underlying earnings	(58)	(84)	(67)	(9)	(1)	(161)	(2)	166	55

Revenues
Life insurance gross premiums	5,614	1,416	6,749	306	151	8,623	750	-	6	(7)	14,986	(451)	14,535
Accident and health insurance	1,630	175	24	1	83	283	77	-	-	-	1,990	(17)	1,972
General insurance	-	112	-	163	74	350	-	-	1	(1)	349	(74)	275
Total gross premiums	7,245	1,704	6,773	470	308	9,256	827	-	6	(8)	17,325	(543)	16,783
Investment income	2,603	1,648	1,084	36	27	2,796	185	3	226	(223)	5,590	(43)	5,547
Fee and commission income	1,202	260	177	30	11	479	48	445	-	(171)	2,002	(132)	1,869
Other revenues	4	-	-	-	3	3	-	-	3	-	10	(4)	6
Total revenues	11,054	3,612	8,035	537	349	12,533	1,059	448	236	(402)	24,927	(722)	24,205
Inter-segment revenues	-	-	-	-	-	-	2	171	228

EUR millions	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe	Asia	Asset Management	Holding and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Nine months ended September 30, 2016

Underlying earnings before tax geographically	860	400	35	41	5	481	8	114	(107)	3	1,359	31	1,389
Fair value items	(295)	(236)	24	-	-	(212)	2	-	(126)	-	(632)	(50)	(682)
Realized gains / (losses) on investments	6	142	149	1	(2)	290	7	3	-	-	305	(6)	299
Impairment charges	(69)	(21)	-	2	-	(19)	(1)	-	(7)	1	(95)	-	(95)
Impairment reversals	34	9	-	-	-	9	-	-	-	(1)	42	-	42
Other income / (charges)	(74)	10	(658)	-	-	(648)	(5)	-	(6)	-	(734)	-	(734)
Run-off businesses	55	-	-	-	-	-	-	-	-	-	55	-	55
Income / (loss) before tax	517	304	(450)	44	3	(100)	10	117	(246)	3	300	(25)	274
Income tax (expense) / benefit	(115)	(64)	(1)	(8)	(7)	(79)	(13)	(37)	61	-	(183)	25	(158)
Net income / (loss)	402	240	(451)	36	(4)	(179)	(3)	79	(185)	3	116	-	116
Inter-segment underlying earnings	(141)	(71)	(70)	(11)	-	(153)	56	175	64

Revenues
Life insurance gross premiums	5,405	1,615	7,149	297	133	9,193	812	-	6	(63)	15,352	(386)	14,967
Accident and health insurance	1,656	182	28	1	73	283	80	-	-	-	2,019	(14)	2,005
General insurance	-	229	-	134	69	433	-	-	4	(4)	433	(69)	364
Total gross premiums	7,061	2,026	7,177	432	274	9,909	891	-	9	(66)	17,804	(469)	17,335
Investment income	2,747	1,648	1,265	34	29	2,976	170	3	304	(302)	5,898	(37)	5,860
Fee and commission income	1,243	262	65	26	10	363	46	475	-	(181)	1,947	(146)	1,801
Other revenues	3	-	-	-	2	2	-	1	2	-	7	(3)	4
Total revenues	11,054	3,936	8,508	492	315	13,250	1,108	478	316	(549)	25,656	(655)	25,001
Inter-segment revenues	-	2	-	-	-	3	59	181	306

Impact from 2017 assumption changes and model updates

In 3Q 2017, a charge of EUR 198 million (3Q 2016: EUR 81 million charge) has been recorded in other income/ (charges) in respect of assumption changes and model updates. The impact is mainly attributable to Aegon’s business in the Americas and the Netherlands. Assumption changes and model updates in the Americas led to a net negative impact of EUR 304 million and were mainly driven by a charge of EUR 252 million (USD 280 million) from the conversion of the largest block of universal life business to a new model. The model allows for modeling policyholder behavior and other assumptions on a policy by policy basis. Other assumption changes and model updates led to a charge of EUR 52 million (USD 58 million). In the Netherlands, assumption changes and model updates mainly relate to the guarantee provision.

3.2 Performance measure

Aegon’s segment information is prepared by consolidating on a proportionate basis Aegon’s joint ventures and associated companies.

Performance measure

A non-IFRS performance measure of reporting segments utilized by the Company is underlying earnings before tax. Underlying earnings before tax reflects Aegon’s profit from underlying business operations and excludes components that relate to accounting mismatches that are dependent on market volatility, updates to best estimate actuarial and economic assumptions and model updates or events that are considered outside the normal course of business.

Unaudited

Condensed Consolidated Interim Financial Statements 3Q 2017	11

Aegon believes that its non-IFRS performance measure, underlying earnings before tax, provides meaningful supplemental information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business. Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using underlying earnings before tax. While many other insurers in Aegon’s peer group present substantially similar performance measures, the performance measures presented in this document may nevertheless differ from the performance measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards.

The reconciliation from underlying earnings before tax to income before tax, being the most comparable IFRS measure, is presented in the tables in this note.

The items that are excluded from underlying earnings before tax as described further below are: fair value items, realized gain or losses on investments, impairment charges/reversals, other income or charges, run-off businesses and share in earnings of joint ventures and associates.

Fair value items

Fair value items include the over- or underperformance of investments and guarantees held at fair value for which the expected long-term return is included in underlying earnings before tax.

In addition, hedge ineffectiveness on hedge transactions, fair value changes on economic hedges without natural offset in earnings and for which no hedge accounting is applied and fair value movements on real estate are included under fair value items.

Certain assets held by Aegon are carried at fair value and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as investments in hedge funds, private equities, real estate (limited partnerships), convertible bonds and structured products. Underlying earnings before tax exclude any over- or underperformance compared to management’s long-term expected return on assets. Based on current holdings and asset returns, the long-term expected return on an annual basis is 7-10%, depending on asset class, including cash income and market value changes. The expected earnings from these asset classes are net of deferred policy acquisition costs (DPAC) where applicable.

In addition, certain products offered by Aegon Americas contain guarantees and are reported on a fair value basis and the total return annuities and guarantees on variable annuities. The earnings on these products are impacted by movements in equity markets and risk-free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings. Included in underlying earnings before tax is a long-term expected return on these products and excluded is any over- or underperformance compared to management’s expected return.

The fair value movements of certain guarantees and the fair value change of derivatives that hedge certain risks on these guarantees of Aegon the Netherlands, VA Europe (included in United Kingdom) and Japan are excluded from underlying earnings before tax, and the long-term expected return for these guarantees is set at zero. In addition, fair value items include market related results on our loyalty bonus reserves in the United Kingdom. The value of these reserves are directly related to policyholder investments which value is directly impacted by movements in equity and bond markets.

Holding and other activities include certain issued bonds that are held at fair value through profit or loss (FVTPL). The interest rate risk on these bonds is hedged using swaps. The fair value movement resulting from changes in Aegon’s credit spread used in the valuation of these bonds are excluded from underlying earnings before tax and reported under fair value items.

Unaudited

12

Realized gains or losses on investments

Includes realized gains and losses on available-for-sale investments, mortgage loans and other loan portfolios.

Impairment charges/reversals

Impairment charges include impairments on available-for-sale debt securities, shares including the effect of deferred policyholder acquisition costs, mortgage loans and other loan portfolios at amortized cost, joint ventures and associates. Impairment reversals include reversals on available-for-sale debt securities.

Other income or charges

Other income or charges includes: a) items which cannot be directly allocated to a specific line of business; b) the impact of actuarial and economic assumption and model updates used to support calculations of our liabilities for insurance and investment contracts sold to policyholders and related assets; and c) items that are outside the normal course of business, including restructuring charges. In the condensed consolidated interim financial statements, these restructuring charges are included in operating expenses. Actuarial assumption and model updates are recorded in Claims and Benefits in the IFRS income statement.

Run-off businesses

Includes underlying results of business units where management has decided to exit the market and to run-off the existing block of business. This line includes results related to the run-off of the institutional spread-based business, structured settlements blocks of business, bank-owned and corporate-owned life insurance (BOLI/COLI) business (until April 1, 2017, please refer to note 28 Acquisitions/ divestments for more information on the divestment of this business), and the sale of the life reinsurance business in the United States. Aegon has other blocks of business for which sales have been discontinued and of which the earnings are included in underlying earnings before tax.

Share in earnings of joint ventures and associates

Earnings from Aegon’s joint ventures in the Netherlands, Mexico, Spain, Portugal, China and Japan and Aegon’s associates in India, Brazil, the Netherlands, United Kingdom, Mexico and France are reported on an underlying earnings before tax basis.

Unaudited

Condensed Consolidated Interim Financial Statements 3Q 2017	13

3.3 Investments

Amounts included in the tables on investments are presented on an IFRS basis, which means that investments in joint ventures and associates are not consolidated on a proportionate basis. Instead, these investments are included on a single line using the equity method of accounting.

											EUR millions
September 30, 2017	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe	Asia	Asset Management	Holdings and other activities	Eliminations	Total EUR
Investments
Shares	567	774	4	51	5	835	1	2	59	-	1,463
Debt securities	55,836	21,107	1,792	681	646	24,227	5,064	-	-	-	85,127
Loans	8,744	30,059	-	296	61	30,416	6	-	-	-	39,166
Other financial assets	9,929	315	116	8	-	439	76	147	20	-	10,612
Investments in real estate	674	1,380	-	4	15	1,398	-	-	-	-	2,072
Investments general account	75,750	53,636	1,913	1,039	727	57,315	5,147	150	79	-	138,440
Shares	-	9,496	15,317	298	14	25,125	-	-	-	(6)	25,119
Debt securities	3,191	13,424	9,528	225	9	23,186	-	-	-	-	26,377
Unconsolidated investment funds	99,337	-	32,544	854	77	33,475	-	-	-	-	132,812
Other financial assets	576	3,091	3,688	14	1	6,794	-	-	-	-	7,370
Investments in real estate	-	-	674	-	-	674	-	-	-	-	674
Investments for account of policyholders	103,104	26,011	61,751	1,392	100	89,254	-	-	-	(6)	192,352

Investments on balance sheet	178,854	79,647	63,664	2,431	827	146,569	5,147	150	79	(6)	330,792
Off balance sheet investments third parties	220,064	1,068	110,250	5,529	543	117,390	2,704	141,306	-	(849)	480,615
Total revenue generating investments	398,918	80,715	173,915	7,959	1,371	263,959	7,850	141,455	79	(855)	811,407
Investments
Available-for-sale	61,360	20,402	1,910	723	651	23,687	5,120	146	20	-	90,333
Loans	8,744	30,059	-	296	61	30,416	6	-	-	-	39,166
Financial assets at fair value through profit or loss	108,077	27,805	61,081	1,408	100	90,394	21	4	59	(6)	198,548
Investments in real estate	674	1,380	674	4	15	2,072	-	-	-	-	2,746
Total investments on balance sheet	178,854	79,647	63,664	2,431	827	146,569	5,147	150	79	(6)	330,792

Investments in joint ventures	4	971	-	-	501	1,472	124	115	1	-	1,716
Investments in associates	94	33	8	2	-	43	14	120	(1)	-	270
Other assets	35,372	16,315	8,632	365	210	25,509	2,395	322	29,550	(28,745)	64,417
Consolidated total assets	214,325	96,966	72,304	2,797	1,539	173,593	7,680	706	29,629	(28,751)	397,195

											EUR millions
December 31, 2016	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe	Asia	Asset Management	Holdings and other activities	Eliminations	Total EUR
Investments
Shares	793	334	84	35	4	457	-	2	62	-	1,314
Debt securities	70,766	23,741	2,036	633	683	27,093	5,310	-	-	-	103,169
Loans	10,820	28,627	-	303	45	28,975	18	-	-	-	39,812
Other financial assets	9,924	358	115	10	-	483	-	88	23	-	10,519
Investments in real estate	743	1,238	-	3	15	1,256	-	-	-	-	1,999
Investments general account	93,046	54,298	2,236	983	747	58,264	5,328	90	85	-	156,813
Shares	-	9,689	15,503	295	13	25,499	-	-	-	(7)	25,492
Debt securities	4,779	15,434	9,847	235	10	25,526	-	-	-	-	30,305
Unconsolidated investment funds	102,534	-	36,600	879	64	37,543	-	-	-	-	140,077
Other financial assets	27	2,862	4,150	9	1	7,022	-	-	-	-	7,049
Investments in real estate	-	-	686	-	-	686	-	-	-	-	686
Investments for account of policyholders	107,341	27,985	66,786	1,418	88	96,276	-	-	-	(7)	203,610

Investments on balance sheet	200,387	82,283	69,021	2,401	834	154,540	5,328	90	85	(7)	360,423
Off balance sheet investments third parties	240,072	952	5,333	3,154	507	9,946	2,734	130,889	-	(864)	382,776
Total revenue generating investments	440,458	83,235	74,354	5,556	1,342	164,487	8,061	130,979	85	(871)	743,200
Investments
Available-for-sale	77,918	23,044	2,152	660	687	26,544	5,289	87	23	-	109,860
Loans	10,820	28,627	-	303	45	28,975	18	-	-	-	39,812
Financial assets at fair value through profit or loss	110,906	29,374	66,183	1,436	88	97,080	21	4	62	(7)	208,066
Investments in real estate	743	1,238	686	3	15	1,942	-	-	-	-	2,685
Total investments on balance sheet	200,387	82,283	69,021	2,401	834	154,540	5,328	90	85	(7)	360,423

Investments in joint ventures	7	877	-	-	495	1,373	134	99	-	-	1,614
Investments in associates	95	21	8	2	-	30	21	125	(1)	-	270
Other assets	31,003	15,260	12,718	293	170	28,426	3,122	293	31,107	(30,338)	63,627
Consolidated total assets	231,493	98,441	81,747	2,696	1,500	184,370	8,604	607	31,192	(30,345)	425,935

Unaudited

14

4. Premium income and premiums paid to reinsurers

EUR millions	3Q 2017	3Q 2016	YTD 2017	YTD 2016

Premium income
Life insurance	4,645	5,093	14,535	14,967
Non-life insurance	658	705	2,248	2,369
Total premium income	5,303	5,797	16,783	17,335
Accident and health insurance	570	615	1,972	2,005
General insurance	88	90	275	364
Non-life Insurance premium income	658	705	2,248	2,369

Premiums paid to reinsurers [1]
Life insurance	562	707	2,375	2,110
Non-life insurance	52	61	171	192
Total premiums paid to reinsurers	614	769	2,547	2,303
Accident and health insurance	49	58	163	182
General insurance	3	3	9	10
Non-life Insurance paid to reinsurers	52	61	171	192

1 Premiums paid to reinsurers are recorded within Benefits and expenses in the income statement - refer to note 9 - Benefits and expenses.

Premium income Life insurance includes EUR 1,253 million for 3Q 2017 and EUR 3,414 million for YTD 2017 (3Q 2016: EUR 1,590 million, YTD 2016 EUR 3,638 million) of premiums related to insurance policies upgraded to the retirement platform in the UK.

5. Investment income

EUR millions	3Q 2017	3Q 2016	YTD 2017	YTD 2016

Interest income	1,475	1,637	4,624	4,906
Dividend income	177	184	827	859
Rental income	29	31	96	95
Total investment income	1,682	1,852	5,547	5,860

Investment income related to general account	1,292	1,462	4,120	4,329
Investment income for account of policyholders	390	390	1,427	1,531
Total	1,682	1,852	5,547	5,860

6. Income from reinsurance ceded

The income from reinsurance ceded for the first nine-month period of 2017 increased by EUR 1.0 billion compared to the first nine-month period of 2016. This is mainly the result of the reinsurance transaction, related to the pay-out annuity and BOLI/COLI businesses in the US that took place in the second quarter of the year. Due to the transaction the liabilities for insurance contracts increased by EUR 0.9 billion resulting from loss recognition and then were ceded to a reinsurance company. The loss recognition is reflected in the benefits and expenses line (within claims and benefits) and is offset by an equal increase in the income from reinsurance ceded. As a result there is a nil net impact in the income statement. For more details on the divestment of the pay-out annuity and BOLI/COLI businesses refer to note 28 Acquisitions/divestments.

Unaudited

Condensed Consolidated Interim Financial Statements 3Q 2017	15

7. Results from financial transactions

EUR millions	3Q 2017	3Q 2016	YTD 2017	YTD 2016

Net fair value change of general account financial investments at FVTPL other than derivatives	-	44	84	(21)
Realized gains /(losses) on financial investments	132	6	353	287
Gains /(losses) on investments in real estate	90	27	140	52
Net fair value change of derivatives	(163)	244	(1,460)	411
Net fair value change on for account of policyholder financial assets at FVTPL	4,641	8,315	14,908	14,776
Net fair value change on investments in real estate for account of policyholders	10	(2)	25	(27)
Net foreign currency gains /(losses)	(7)	8	(15)	32
Net fair value change on borrowings and other financial liabilities	3	11	4	9
Realized gains /(losses) on repurchased debt	1	-	-	1
Total	4,707	8,652	14,038	15,519

Net fair value change on for account of policyholder financial assets at FVTPL for the first nine-month period of 2017 remained stable compared to the first nine-month period of 2016, as favorable equity markets results were largely offset by losses from interest rates movements. The decrease of the net fair value change on for account of policyholder financial assets at FVTPL in 3Q 2017 compared to 3Q 2016 is mainly driven by equity markets and interest rate movements.

Net fair value change on for accounts of policyholder financial assets at FVTPL is offset by amounts in the Claims and benefits line reported in note 9 Benefits and expenses.

8. Other income

Other income for the first nine-month period in 2017 of EUR 351 mln mainly related to a book gain of EUR 231 million (USD 250 million) from the divestment of the pay-out annuity and the BOLI/COLI businesses in the US recorded in the second quarter. Furthermore, a release of an expense reserve of EUR 82 million (GBP 71 million) was recorded that was embedded in the liabilities for insurance contracts following the completion of the Part VII transfer to Rothesay Life. In the third quarter EUR 17 million (GBP 14 million) related to the completion in the third quarter of the Part VII transfer of annuities reinsured to Legal & General in 2016 is included. For more details on the divestment of the pay-out annuity and the BOLI/COLI businesses and the completion of the Part VII transfer to Rothesay Life and Legal & General refer to note 28 Acquisitions/divestments.

9. Benefits and expenses

EUR millions	3Q 2017	3Q 2016	YTD 2017	YTD 2016

Claims and benefits	11,826	16,536	37,671	39,624
Employee expenses	520	549	1,679	1,704
Administration expenses	335	300	1,054	931
Deferred expenses	(234)	(281)	(755)	(915)
Amortization charges	79	268	474	752
Total	12,526	17,373	40,123	42,097

The following table provides an analysis of “claims and benefits”:

EUR millions	3Q 2017	3Q 2016	YTD 2017	YTD 2016

Benefits and claims paid life	5,748	6,161	17,471	16,285
Benefits and claims paid non-life	450	506	1,450	1,574
Change in valuation of liabilities for insurance contracts	5,505	7,143	16,303	15,592
Change in valuation of liabilities for investment contracts	(1,134)	1,236	(2,110)	1,631
Other	(3)	(24)	(26)	(39)
Policyholder claims and benefits	10,566	15,022	33,089	35,042
Premium paid to reinsurers	614	769	2,547	2,303
Profit sharing and rebates	5	29	17	39
Commissions	641	716	2,018	2,240
Total	11,826	16,536	37,671	39,624

Unaudited

16

The lines “change in valuation of liabilities for insurance contracts” and “change in valuation of liabilities for investment contracts” reflect changes in technical provisions resulting from net fair value changes on for account of policyholder financial assets at fair value through P&L included in Results from financial transactions (note 7) of EUR 4,641 million for 3Q 2017 and EUR 14,908 million for YTD 2017 (3Q 2016: EUR 8,315 million, YTD 2016: EUR 14,776 million). In addition, the line “change in valuation of liabilities for insurance contracts” includes an increase of technical provisions for life insurance contracts of EUR 449 million for 3Q 2017 and EUR 94 million for YTD 2017 (3Q 2016: increase of EUR 447 million, YTD 2016: EUR 3,473 million).

10. Impairment charges/(reversals)

EUR millions	3Q 2017	3Q 2016	YTD 2017	YTD 2016

Impairment charges / (reversals) comprise:
Impairment charges on financial assets, excluding receivables	5	20	33	99
Impairment reversals on financial assets, excluding receivables	(9)	(25)	(28)	(42)
Impairment charges / (reversals) on non-financial assets and receivables	-	(1)	1	(3)
Total	(4)	(6)	6	54

Impairment charges on financial assets, excluding receivables, from:
Shares	2	-	2	1
Debt securities and money market instruments	-	8	11	47
Loans	3	7	17	20
Other	-	4	-	23
Investments in associates	-	-	3	7
Total	5	20	33	99

Impairment reversals on financial assets, excluding receivables, from:
Debt securities and money market instruments	(4)	(22)	(15)	(30)
Loans	(4)	(2)	(11)	(11)
Other	(1)	(1)	(2)	(1)
Total	(9)	(25)	(28)	(42)

11. Other charges

Other charges for the first nine-month period in 2017 of EUR 42 million mainly relate to the impairment of the deferred transaction costs of EUR 36 million (GBP 32 million) recorded in the third quarter as a result of the sale of Aegon Ireland plc, which is subject to customary regulatory approvals. For more details on the divestment of Aegon Ireland plc. refer to note 28 Acquisitions/divestments.

Unaudited

Condensed Consolidated Interim Financial Statements 3Q 2017	17

12. Investments

EUR millions	Sept. 30, 2017	Dec. 31, 2016

Available-for-sale (AFS)	90,333	109,860
Loans	39,166	39,812
Financial assets at fair value through profit or loss (FVTPL)	6,869	5,142
Financial assets, for general account, excluding derivatives	136,368	154,814
Investments in real estate	2,072	1,999
Total investments for general account, excluding derivatives	138,440	156,813

Financial assets, for general account, excluding derivatives

EUR millions	AFS	FVTPL	Loans	Total

Shares	832	631	-	1,463
Debt securities	81,321	3,806	-	85,127
Money market and other short-term investments	7,067	412	-	7,479
Mortgages loans	-	-	33,586	33,586
Private loans	-	-	3,412	3,412
Deposits with financial institutions	-	-	145	145
Policy loans	-	-	1,929	1,929
Other	1,112	2,020	93	3,226
September 30, 2017	90,333	6,869	39,166	136,368

	AFS	FVTPL	Loans	Total

Shares	824	490	-	1,314
Debt securities	101,054	2,115	-	103,169
Money market and other short-term investments	6,776	317	-	7,093
Mortgages loans	-	-	34,206	34,206
Private loans	-	-	3,166	3,166
Deposits with financial institutions	-	-	129	129
Policy loans	-	-	2,207	2,207
Other	1,206	2,219	104	3,529
December 31, 2016	109,860	5,142	39,812	154,814

The decrease of EUR 18.5 billion in financial assets, for general account, excluding derivatives compared to December 31, 2016 is mainly driven by the disposal of debt securities related to the divestment of the pay-out annuity and BOLI/COLI businesses in the Americas and the investments relating to Aegon Ireland PLC., which were reclassified to held for sale. In addition, the balance is affected by currency translation adjustments.

13. Investments for account of policyholders

EUR millions	Sept. 30, 2017	Dec. 31, 2016

Shares	25,119	25,492
Debt securities	26,377	30,305
Money market and short-term investments	1,809	1,231
Deposits with financial institutions	2,488	2,951
Unconsolidated investment funds	132,812	140,077
Other	3,073	2,868
Total investments for account of policyholders at fair value through profit or loss, excluding derivatives	191,678	202,924
Investment in real estate	674	686
Total investments for account of policyholders	192,352	203,610

14. Reinsurance assets

Reinsurance assets increased by EUR 8.3 billion compared to December 31, 2016 mainly due to the reinsurance transaction, related to the pay-out annuity and BOLI/COLI businesses in the US that took place in the second quarter of the year. For more details on the divestment of these businesses refer to note 28 Acquisitions/divestments.

Unaudited

18

15. Derivatives

The movements in fair value of derivatives on both the asset and liability side of the condensed consolidated statement of financial position mainly result from changes in interest rates and other market movements during the period, as well as purchases, disposals and maturities. The divestment of the pay-out annuity and BOLI/COLI businesses in the US contributed to the decrease of derivative assets with EUR 259 million compared to December 31, 2016.

16. Fair value

The following tables provide an analysis of financial instruments recorded at fair value on a recurring basis by level of the fair value hierarchy:

Fair value hierarchy

EUR millions	Level I	Level II	Level III	Total

As at September 30, 2017
Financial assets carried at fair value
Available-for-sale investments
Shares	161	156	515	832
Debt securities	26,418	53,285	1,618	81,321
Money markets and other short-term instruments	-	7,067	-	7,067
Other investments at fair value	-	393	720	1,112
Total Available-for-sale investments	26,579	60,901	2,853	90,333
Fair value through profit or loss
Shares	306	101	224	631
Debt securities	1,795	1,969	43	3,806
Money markets and other short-term instruments	-	412	-	412
Other investments at fair value	1	754	1,265	2,020
Investments for account of policyholders [1]	115,334	74,683	1,662	191,678
Derivatives	79	6,196	36	6,310
Total Fair value through profit or loss	117,515	84,114	3,229	204,858
Total financial assets at fair value	144,095	145,015	6,082	295,191
Financial liabilities carried at fair value
Investment contracts for account of policyholders [2]	-	37,493	186	37,678
Borrowings [3]	-	550	-	550
Derivatives	30	5,644	1,893	7,567
Total financial liabilities at fair value	30	43,687	2,079	45,795

As at December 31, 2016
Financial assets carried at fair value
Available-for-sale investments
Shares	119	312	393	824
Debt securities	29,386	69,702	1,966	101,054
Money markets and other short-term instruments	-	6,776	-	6,776
Other investments at fair value	-	453	754	1,206
Total Available-for-sale investments	29,504	77,243	3,112	109,860
Fair value through profit or loss
Shares	288	152	50	490
Debt securities	27	2,082	6	2,115
Money markets and other short-term instruments	-	317	-	317
Other investments at fair value	1	961	1,257	2,219
Investments for account of policyholders [1]	125,997	75,202	1,726	202,924
Derivatives	41	8,169	108	8,318
Total Fair value through profit or loss	126,355	86,883	3,146	216,384
Total financial assets at fair value	155,860	164,126	6,259	326,244
Financial liabilities carried at fair value
Investment contracts for account of policyholders [2]	-	42,627	176	42,803
Borrowings [3]	-	610	-	610
Derivatives	64	6,347	2,467	8,878
Total financial liabilities at fair value	64	49,584	2,643	52,290

1 The investments for account of policyholders included in the table above represents only those investments carried at fair value through profit or loss.

2 The investment contracts for account of policyholders included in the table above represents only those investment contracts carried at fair value.

3 Total borrowings on the statement of financial position contain borrowings carried at amortized cost that are not included in the above schedule.

Unaudited

Condensed Consolidated Interim Financial Statements 3Q 2017	19

Significant transfers between Level I, Level II and Level III

Aegon’s policy is to record transfers of assets and liabilities between Level I, Level II and Level III at their fair values as of the beginning of each reporting period.

The table below shows transfers between Level I and II for financial assets and financial liabilities recorded at fair value on a recurring basis during the nine-month period ended September 30, 2017.

Fair value transfers
EUR millions	YTD 2017		Full Year 2016
	Transfers Level I to Level II	Transfers Level II to Level I	Transfers Level I to Level II	Transfers Level II to Level I
Financial assets carried at fair value Available-for-sale investments
Debt securities	1	-	5	69
Total	1	-	5	69
Fair value through profit or loss
Shares	-	19	-	-
Investments for account of policyholders	-	13	3	(1)
Total	-	32	3	(1)
Total financial assets at fair value	1	33	8	68

Transfers are identified based on transaction volume and frequency, which are indicative of an active market.

Movements in Level III financial instruments measured at fair value

The following table summarizes the change of all assets and liabilities measured at estimated fair value on a recurring basis using significant unobservable inputs (‘Level III’), including realized and unrealized gains (losses) of all assets and liabilities and unrealized gains (losses) of all assets and liabilities still held at the end of the respective period.

Roll forward of Level III financial instruments
EUR millions	January 1, 2017	Total gains / losses in income statement [1]	Total gains / losses in OCI [2]	Purchases	Sales	Settlements	Net exchange differences	Reclassification	Transfers from Level I and Level II	Transfers to Level I and Level II	Transfers to disposal groups	September 30, 2017	Total unrealized gains and losses for the period recorded in the P&L for instruments held at September 30, 2017 ³
Financial assets carried at fair value available-for-sale investments
Shares	393	47	(41)	270	(89)	(35)	(30)	-	-	-	-	515	-
Debt securities	1,966	36	(8)	537	(151)	(578)	(172)	-	146	(159)	-	1,618	-
Other investments at fair value	754	(95)	13	169	(30)	(9)	(84)	-	1	-	-	720	-
	3,112	(11)	(37)	977	(269)	(622)	(287)	-	147	(159)	-	2,853	-
Fair value through profit or loss
Shares	50	(12)	-	193	(8)	-	-	-	-	-	-	224	(12)
Debt securities	6	-	-	38	-	-	(1)	-	-	-	-	43	1
Other investments at fair value	1,257	(9)	-	246	(204)	-	(144)	-	321	(203)	-	1,265	(10)
Investments for account of policyholders	1,726	(26)	-	437	(417)	-	(22)	-	-	(35)	-	1,662	(24)
Derivatives	108	(59)	-	-	-	-	(1)	(12)	-	-	-	36	(42)
	3,146	(106)	-	915	(629)	-	(168)	(12)	321	(238)	-	3,229	(88)
Financial liabilities carried at fair value
Investment contracts for account of policyholders	176	(7)	-	39	(12)	-	(10)	-	-	(1)	-	186	(3)
Derivatives	2,467	(781)	-	-	294	-	(67)	10	-	-	(30)	1,893	(700)
	2,643	(788)	-	39	282	-	(78)	10	-	(1)	(30)	2,079	(703)
EUR millions	January 1, 2016	Total gains / losses in income statement [1]	Total gains / losses in OCI [2]	Purchases	Sales	Settlements	Net exchange differences	Reclassification	Transfers from Level I and Level II	Transfers to Level I and Level II	Transfers to disposal groups	December 31, 2016	Total unrealized gains and losses for the period recorded in the P&L for instruments held at December 31, 2016 ³
Financial assets carried at fair value available-for-sale investments
Shares	293	27	(7)	161	(92)	(1)	11	-	-	-	-	393	-
Debt securities	4,144	1	92	443	(262)	(287)	39	-	651	(2,854)	-	1,966	-
Other investments at fair value	928	(177)	20	240	(133)	(141)	18	-	-	(1)	-	754	-
	5,365	(150)	105	845	(487)	(429)	68	-	651	(2,856)	-	3,112	-
Fair value through profit or loss
Shares	-	3	-	48	-	-	-	-	-	-	-	50	3
Debt securities	6	(1)	-	-	-	-	-	-	-	-	-	6	-
Other investments at fair value	1,265	(44)	-	178	(277)	-	35	-	419	(321)	-	1,257	(42)
Investments for account of policyholders	1,745	22	-	469	(395)	-	(35)	-	8	(88)	-	1,726	23
Derivatives	222	(285)	-	75	108	-	(12)	-	-	-	-	108	(287)
	3,239	(305)	-	770	(564)	-	(11)	-	427	(409)	-	3,146	(303)
Financial liabilities carried at fair value
Investment contracts for account of policyholders	156	(14)	-	45	(12)	-	2	-	-	(2)	-	176	1
Derivatives	2,104	542	-	-	(207)	-	28	-	-	-	-	2,467	562
	2,260	528	-	45	(219)	-	31	-	-	(2)	-	2,643	563

1 Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item results from financial transactions of the income statement.

2 Total gains and losses are recorded in line items Gains/ (losses) on revaluation of available-for-sale investments and (Gains)/losses transferred to the income statement on disposal and impairment of available-for-sale investment of the statement of other comprehensive income.

3 Total gains / (losses) for the period during which the financial instrument was in Level III.

Unaudited

20

During the first nine months of 2017, Aegon transferred certain financial instruments from Level I and II to Level III of the fair value hierarchy. The reason for the change in level was that the market liquidity for these securities decreased, which led to a change in market observability of prices. Prior to transfer, the fair value for the Level II securities was determined using observable market transactions or corroborated broker quotes respectively for the same or similar instruments. The amount of assets and liabilities transferred to Level III was EUR 468 million (full year 2016: EUR 1,077 million). Since the transfer, all such assets have been valued using valuation models incorporating significant non market-observable inputs or uncorroborated broker quotes.

Similarly, during the first nine months of 2017, Aegon transferred EUR 398 million (full year 2016: EUR 3,266 million) of financial instruments from Level III to other levels of the fair value hierarchy. The change in level was mainly the result of a return of activity in the market for these securities and that for these securities the fair value could be determined using observable market transactions or corroborated broker quotes for the same or similar instruments.

The following table presents information about the significant unobservable inputs used for recurring fair value measurements for certain Level III financial instruments.

Overview of significant unobservable inputs
EUR millions	Carrying amount September 30, 2017	Valuation technique [1]		Significant unobservable input [2]	Range (weighted average)
Financial assets carried at fair value available-for-sale investments
Shares	236	Net asset value [4]		n.a.	n.a.
	279	Other		n.a.	n.a.
	515
Debt securities
	1,099	Broker quote		n.a.	n.a.
	116	Discounted cash flow		Credit spread	0.95% - 2.82% (1.34%)
	404	Other		n.a.	n.a.
	1,618
Other investments at fair value
Tax credit investments	661	Discounted cash flow		Discount rate	5.6%
Investment funds	34	Net asset value [4]		n.a.	n.a.
Other	25	Other		n.a.	n.a.
September 30, 2017	720

Fair value through profit or loss
Shares	224	Other		n.a.	n.a.
Debt securities	43	Other		n.a.	n.a.
	267
Other investments at fair value
Investment funds	1,259	Net asset value	[4]	n.a.	n.a.
Other	6	Other		n.a.	n.a.
	1,265
Derivatives

Longevity swap	21	Discounted cash flow		Mortality	n.a.
Other	12	Other		n.a.	n.a.
September 30, 2017	33
Total financial assets at fair value [3]	4,416

Financial liabilities carried at fair value
Derivatives
Embedded derivatives in insurance contracts	1,855	Discounted cash flow		Own Credit spread	0.25% - 0.35% (0.27%)
Longevity swap	10	Discounted cash flow		Mortality	n.a.
Other	28	Other		n.a.	n.a.
Total financial liabilities at fair value	1,893

1 Other in the table above (column Valuation technique) includes investments for which the fair value is uncorroborated and no broker quote is received.

2 Not applicable (n.a.) has been included when no significant unobservable assumption has been identified.

3 Investments for account of policyholders are excluded from the table above and from the disclosure regarding reasonably possible alternative assumptions. Policyholder assets, and their returns, belong to policyholders and do not impact Aegon’s net income or equity. The effect on total assets is offset by the effect on total liabilities. Derivatives exclude derivatives for account of policyholders amounting to EUR 4 million.

4 Net asset value is considered the best approximation to the fair value of these financial instruments.

Unaudited

Condensed Consolidated Interim Financial Statements 3Q 2017	21

The description of Aegon’s methods of determining fair value is included in the consolidated financial statements for 2016. For reference purposes, the valuation techniques included in the table above are described in more detail on the following pages.

Shares

When available, Aegon uses quoted market prices in active markets to determine the fair value of its investments in shares. Fair values for unquoted shares are estimated using observations of the price/earnings or price/cash flow ratios of quoted companies considered comparable to the companies being valued. Valuations are adjusted to account for company-specific issues and the lack of liquidity inherent in an unquoted investment. Adjustments for illiquidity are generally based on available market evidence. In addition, a variety of other factors are reviewed by management, including, but not limited to, current operating performance, changes in market outlook and the third-party financing environment.

Available-for-sale shares include shares in a Federal Home Loan Bank (FHLB) for an amount of EUR 207 million (December 31, 2016: EUR 237 million) that are measured at par, which are reported as part of Other in the column Valuation technique. A FHLB has implicit financial support from the United States government. The redemption value of the shares is fixed at par and they can only be redeemed by the FHLB.

Debt securities

Aegon’s portfolio of debt securities can be subdivided in Residential mortgage-backed securities (RMBS), Commercial mortgage-backed securities (CMBS), Asset-backed securities (ABS), Corporate bonds and Government debt. Below relevant details in the valuation methodology for these specific types of debt securities are described.

Valuations of RMBS, CMBS and ABS are monitored and reviewed on a monthly basis. Valuations per asset type are based on a pricing hierarchy which uses a waterfall approach that starts with market prices from indices and follows with third-party pricing services or brokers. The pricing hierarchy is dependent on the possibilities of corroboration of the market prices. If no market prices are available, Aegon uses internal models to determine fair value. Significant inputs included in the internal models are generally determined based on relative value analyses, which incorporate comparisons to instruments with similar collateral and risk profiles. Market standard models may be used to model the specific collateral composition and cash flow structure of each transaction.

Valuations of corporate bonds are monitored and reviewed on a monthly basis. The pricing hierarchy is dependent on the possibility of corroboration of market prices when available. If no market prices are available, valuations are determined by a discounted cash flow methodology using an internally calculated yield. The yield is comprised of a credit spread over a given benchmark. In all cases, the benchmark is an observable input. The credit spread contains both observable and unobservable inputs. Aegon starts by taking an observable credit spread from a similar bond of the given issuer, and then adjusts this spread based on unobservable inputs. These unobservable inputs may include subordination, liquidity and maturity differences. The weighted average credit spread used in valuation of corporate bonds has decreased to 1.3% (December 31, 2016: 3.1%).

If available, Aegon uses quoted market prices in active markets to determine the fair value of its Government debt investments. If Aegon cannot make use of quoted market prices, market prices from indices or quotes from third-party pricing services or brokers are used.

Tax credit investments

The fair value of tax credit investments is determined by using a discounted cash flow valuation technique. This valuation technique takes into consideration projections of future capital contributions and distributions, as well as future tax credits and the tax benefits of future operating losses. The present value of these cash flows is calculated by applying a discount rate. In general, the discount rate is determined based on the cash outflows for the investments and the cash inflows from the tax credits/tax benefits (and the timing of those cash flows). These inputs are unobservable in the market place. The discount rate used in valuation of tax credit investments remained level at 5.6% (December 31, 2016: 5.6%).

Unaudited

22

Investment funds

Investment funds include real estate funds, private equity funds and hedge funds. The fair values of investments held in non-quoted investment funds are determined by management after taking into consideration information provided by the fund managers. Aegon reviews the valuations each month and performs analytical procedures and trending analyses to ensure the fair values are appropriate.

Derivatives

Where quoted market prices are not available, other valuation techniques, such as option pricing or stochastic modeling, are applied. The valuation techniques incorporate all factors that a typical market participant would consider and are based on observable market data when available. Models are validated before they are used and calibrated to ensure that outputs reflect actual experience and comparable market prices.

Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices in active markets. Fair values for over-the-counter (“OTC”) derivatives represent amounts estimated to be received from or paid to a third party in settlement of these instruments. These derivatives are valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services. Most valuations are derived from swap and volatility matrices, which are constructed for applicable indices and currencies using current market data from many industry standard sources. Option pricing is based on industry standard valuation models and current market levels, where applicable. The pricing of complex or illiquid instruments is based on internal models or an independent third party. For long-dated illiquid contracts, extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. To value OTC derivatives, management uses observed market information, other trades in the market and dealer prices.

Some OTC derivatives are so-called longevity derivatives. The payout of longevity derivatives is linked to publicly available mortality tables. The derivatives are measured using the present value of the best estimate of expected payouts of the derivative plus a risk margin. The best estimate of expected payouts is determined using best estimate of mortality developments. Aegon determined the risk margin by stressing the best estimate mortality developments to quantify the risk and applying a cost-of-capital methodology. The most significant unobservable input for these derivatives is the (projected) mortality development.

Aegon normally mitigates counterparty credit risk in derivative contracts by entering into collateral agreements where practical and in ISDA (International Swaps and Derivatives Association) master netting agreements for each of the Group’s legal entities to facilitate Aegon’s right to offset credit risk exposure. Changes in the fair value of derivatives attributable to changes in counterparty credit risk were not significant.

Embedded derivatives in insurance contracts including guarantees

All bifurcated guarantees for minimum benefits in insurance and investment contracts are carried at fair value. These guarantees include guaranteed minimum withdrawal benefits (GMWB) in the United States, United Kingdom and Japan which are offered on some variable annuity products and are also assumed from a ceding company; minimum investment return guarantees on insurance products offered in the Netherlands, including group pension and traditional products; variable annuities sold in Europe and Japan.

Since the price of these guarantees is not quoted in any market, the fair values of these guarantees are based on discounted cash flows calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. Given the complexity and long-term nature of these guarantees which are unlike instruments available in financial markets, their fair values are determined by using stochastic models under a variety of market return scenarios. A variety of factors are considered including credit spread, expected market rates of return, equity and interest rate volatility, correlations of market returns, discount rates and actuarial assumptions. The most significant unobservable factor is discount rate. The credit spread used in the valuations of embedded derivatives in insurance contracts has decreased to 0.3% (December 31, 2016: 0.4%).

Unaudited

Condensed Consolidated Interim Financial Statements 3Q 2017	23

The expected returns are based on risk-free rates. Aegon added a premium to reflect the credit spread as required. The credit spread is set by using the credit default swap (CDS) spreads of a reference portfolio of life insurance companies (including Aegon), adjusted to reflect the subordination of senior debt holders at the holding company level to the position of policyholders at the operating company level (who have priority in payments to other creditors). Aegon’s assumptions are set by region to reflect differences in the valuation of the guarantee embedded in the insurance contracts.

Since many of the assumptions are unobservable and are considered to be significant inputs to the liability valuation, the liability included in future policy benefits has been reflected within Level III of the fair value hierarchy.

Effect of reasonably possible alternative assumptions

The effect of changes in unobservable inputs on fair value measurement were not significantly different than those that were applied to the consolidated financial statements as at and for the year ended December 31, 2016.

Fair value information about financial instruments not measured at fair value

The following table presents the carrying values and estimated fair values of financial assets and liabilities, excluding financial instruments which are carried at fair value on a recurring basis.

Fair value information about financial instruments not measured at fair value
EUR millions	Carrying amount September 30, 2017	Total estimated fair value September 30, 2017	Carrying amount December 31, 2016	Total estimated fair value December 31, 2016
Assets
Mortgage loans - held at amortized cost	33,586	37,707	34,206	38,499
Private loans - held at amortized cost	3,412	3,808	3,166	3,569
Other loans - held at amortized cost	2,168	2,168	2,441	2,441

Liabilities
Subordinated borrowings - held at amortized cost	764	916	767	844
Trust pass-through securities - held at amortized cost	137	135	156	141
Borrowings - held at amortized cost	14,152	14,511	12,543	12,935
Investment contracts - held at amortized cost	16,697	17,071	19,217	19,748

Financial instruments for which carrying value approximates fair value

Certain financial instruments that are not carried at fair value are carried at amounts that approximate fair value, due to their short-term nature and generally negligible credit risk. These instruments include cash and cash equivalents, short-term receivables and accrued interest receivable, short-term liabilities, and accrued liabilities. These instruments are not included in the table above.

17. Deferred expenses

EUR millions	Sept. 30, 2017	Dec. 31, 2016

Deferred policy acquisition costs (DPAC) for insurance contracts and investment contracts with discretionary participation features	9,831	10,882
Deferred cost of reinsurance	46	60
Deferred transaction costs for investment management services	410	481
Total deferred expenses	10,288	11,423

The divestment of the pay-out annuity and BOLI/COLI businesses in the US resulted in a write off regarding deferred policy acquisition costs of EUR 205 million. In addition, deferred policy acquisition costs are predominantly impacted by unfavorable currency translation adjustments.

Unaudited

24

18. Intangible assets

EUR millions	Sept. 30, 2017	Dec. 31, 2016

Goodwill	324	294
VOBA	1,178	1,399
Future servicing rights	100	64
Software	42	50
Other	37	12
Total intangible assets	1,682	1,820

Intangible assets, except for goodwill, are predominantly impacted by periodic amortization of balances and changes in foreign exchange rates. The acquisition of Cofunds Ltd. in January 2017 resulted in the addition of goodwill amounting to EUR 56 million and of “customer intangibles” (included in the line “Other”) amounting to EUR 29 million. The divestment of the payout annuity and BOLI/COLI businesses in the US resulted in a write off of VOBA of EUR 18 million. Future servicing rights increased by EUR 36 million mainly due to the acquisition of Nordea second-pillar pension fund. Refer to note 28 Acquisitions/divestments.

19. Share capital

EUR millions	Sept. 30, 2017	Dec. 31, 2016

Share capital - par value	322	319
Share premium	7,731	7,873
Total share capital	8,053	8,193

Share capital - par value
Balance at January 1	319	328
Dividend	3	1
Shares withdrawn	-	(10)
Balance	322	319

Share premium
Balance at January 1	7,873	8,059
Share dividend	(142)	(186)
Balance	7,731	7,873

Basic and diluted earnings per share

EUR millions	3Q 2017	3Q 2016	YTD 2017	YTD 2016

Earnings per share (EUR per share)
Basic earnings per common share	0.21	0.16	0.62	0.01
Basic earnings per common share B	0.01	-	0.02	-
Diluted earnings per common share	0.21	0.16	0.62	0.01
Diluted earnings per common share B	0.01	-	0.02	-

Earnings per share calculation
Net income / (loss) attributable to owners of Aegon N.V.	469	358	1,376	116
Coupons on other equity instruments	(35)	(36)	(99)	(100)
Earnings attributable to common shares and common shares B	434	322	1,276	16

Earnings attributable to common shareholders	431	320	1,267	16
Earnings attributable to common shareholders B	3	2	9	-

Weighted average number of common shares outstanding (in millions)	2,061	2,037	2,039	2,052
Weighted average number of common shares B outstanding (in millions)	583	568	573	578

Unaudited

Condensed Consolidated Interim Financial Statements 3Q 2017	25

Interim dividend 2017

On September 13, 2017 Aegon paid an interim dividend 2017 in cash or stock at the election of the shareholder. The cash dividend amounted to EUR 0.13 per common share and the stock dividend amounted to one new Aegon common share for every 36 common shares held. Dividend paid on common shares B amounted to 1/40th of the dividend paid on common shares. The interim dividend 2017 is paid in cash or in stock at the election of the shareholder. The stock fraction is based on Aegon’s average share price as quoted on Euronext Amsterdam, using the high and low of each of the five trading days from September 4 up to and including September 8, 2017. The value of the stock dividend and the cash dividend are approximately equal in value and 43% of shareholders elected to receive the stock dividend. The remaining 57% opted for cash dividend. The average share price calculated on this basis amounted to EUR 4.7033. The stock dividend and the cash dividend are approximately equal in value.

Final dividend 2016

The Annual General Meeting of Shareholders on May 19, 2017, approved a final dividend for the year 2016 of EUR 0.13 per common share in either cash or stock. The stock dividend amounted to one new Aegon common share for every 35 common shares held. After taking into account the interim dividend 2016 of EUR 0.13 per common share, this resulted in a total 2016 dividend of EUR 0.26 per common share. Final dividend for the year and total 2016 dividend per common share B amounted to 1/40th of the dividend paid on common shares.

The final dividend 2016 is paid in cash or in stock at the election of the shareholder. The value of the stock dividend and the cash dividend are approximately equal in value and 46% of shareholders elected to receive the stock dividend. Those who elected to receive a stock dividend received one Aegon common share for every 35 common shares held. The stock fraction is based on Aegon’s average share price as quoted on Euronext Amsterdam, using the high and low of each of the five trading days from June 12 up to and including June 16, 2017. The average share price calculated on this basis amounted to EUR 4.5254. The dividend was paid as of June 23, 2017.

20. Insurance contracts

Insurance contracts decreased by EUR 8.7 billion to EUR 110.8 billion compared to December 31, 2016 mainly due to changes in foreign exchange rates.

21. Insurance contracts for account of policyholders

Insurance contracts for account of policyholders decreased by EUR 2.1 billion to EUR 118.8 billion compared to December 31, 2016. An increase in insurance liabilities driven by received gross premiums and deposits, and by an increase in the market value of underlying assets, was more than offset by changes in foreign exchange rates and insurance liabilities released. In addition, the reclassification to held for sale of the liabilities related to Aegon Ireland plc. of EUR 1.3 billion contributed to the decrease.

22. Investment contracts

Investment contracts decreased by EUR 2.6 billion to EUR 17.0 billion compared to December 31, 2016 mainly due to an accelerated reduction of run-off balances in the first quarter.

23. Investment contracts for account of policyholders

The decrease of Investment contracts for account of policyholders of EUR 8.7 billion to EUR 76.0 billion compared to December 31, 2016 includes the reclassification of the liabilities related to Aegon Ireland plc. as held for sale. Please refer to note 25 Assets and Liabilites held for sale for more details. In addition, changes in foreign exchange rates also contributed to the decrease.

Unaudited

26

24. Borrowings

EUR millions	Sept. 30, 2017	Dec. 31, 2016

Capital funding	2,299	2,386
Operational funding	12,403	10,766
Total borrowings	14,702	13,153

Included in borrowings is EUR 550 million relating to borrowings measured at fair value (December 31, 2016: EUR 610 million).

During the first nine months of 2017, the operational funding increased EUR 1.7 billion due to new FHLB advances and a EUR 0.5 billion covered bond issuance in the Netherlands. This was partly offset by a decrease of EUR 0.5 billion as a result of foreign exchange losses on the US dollar positions.

On July 18, 2017, Aegon redeemed unsecured notes with a coupon of 3%, issued in 2012. The principal amount of EUR 500 million was repaid with accrued interest. On August 30, 2017 Aegon issued EUR 500 million senior unsecured notes, due August 30, 2018. The notes were issued under Aegon’s USD 6 billion debt issuance program at a price of 100.157%, and will carry a coupon of 0.00%.

25. Assets and Liabilities held for sale

Assets and liabilities held for sale include disposal groups whose carrying amount will be recovered principally through a sale transaction rather than through continuing operations. This relates to businesses for which a sale is agreed upon or a sale is highly probable at the balance sheet date but for which the transaction has not yet fully closed.

Aegon Ireland

On August 9, 2017, Aegon agreed to sell Aegon Ireland plc. The sales price will amount to 81% of the Solvency II Own Funds of Aegon Ireland at the end of 2017. As the transaction is contingent on certain closing and market conditions until closing of the transaction, the book loss is uncertain. The transaction is subject to customary regulatory approvals and is expected to close in the first quarter of 2018.

Aegon Ireland is included in the United Kingdom operating segment.

Aegon UK

In 2016, Aegon reclassed certain assets and liabilities to the assets and liabilities held for sale line, following the sale of its UK annuity portfolio. In 2017, following court approval on the Part VII1 transfers, the sale of the annuity portfolio to Rothesay Life and Legal & General was completed. As a consequence the assets held for sale which were on the balance sheet per December 31, 2016, of EUR 8,705 million and the liabilities held for sale on the balance sheet per December 31, 2016, of EUR 8,816 million have been derecognized. The UK annuity portfolio is included in the United Kingdom operating segment. Also refer to note 28 Acquisitions/divestments.

1 A Part VII transfer is a court-sanctioned legal transfer of some or all of the policies of one company to another governed by Part VII of the Financial Services and Markets Act 2000.

Unaudited

Condensed Consolidated Interim Financial Statements 3Q 2017	27

The table below presents the major classes of assets and liabilities of Aegon Ireland plc included in Assets classified as held for sale and Liabilities classified as held for sale on the condensed consolidated statement of financial position:

Condensed consolidated statement of financial position Entities held for sale
EUR millions	Sept. 30, 2017
Assets
Cash and cash equivalents	269
Investments	143
Investments for account of policyholders	4,723
Derivatives	86
Deferred expenses	6
Other assets and receivables	16
Intangible assets	1
Total assets	5,244
Liabilities
Insurance contracts for account of policyholders	1,347
Investment contracts for account of policyholders	3,477
Derivatives	86
Other liabilities	68
Total liabilities	4,977

Fair value measurement

The fair value hierarchy of financial assets and liabilities (measured at fair value), which are presented as held for sale is included below. The fair value hierarchy consists of three levels. Reference is made to note 16 for more details on the fair value hierarchy.

Fair value hierarchy

EUR millions	Level I	Level II	Level III	Total

As at September 30, 2017
Financial assets carried at fair value
Fair value through profit or loss
Shares	143	-	-	143
Investments for account of policyholders	1,666	3,057	-	4,723
Derivatives	-	86	-	86
Total Fair value through profit or loss	1,809	3,143	-	4,953
Total financial assets at fair value	1,809	3,143	-	4,953
Financial liabilities carried at fair value
Investment contracts for account of policyholders	-	3,477	-	3,477
Derivatives	-	56	30	86
Total financial liabilities at fair value	-	3,533	30	3,562

26. Capital management and solvency

Capital adequacy

The capitalization of the Aegon Group and its operating units is managed in relation to the most stringent of local regulatory requirements, rating agency requirements and/or self-imposed criteria. Aegon manages its Solvency II capital in relation to the required capital. Under Aegon’s capital management framework the own funds are managed such that the Group Solvency II ratio remains within the target range of 150% - 200%. This target range has been updated (previous target range: 140% - 170%) in line with a revision of Aegon’s group capital management policy.

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Together with this capital policy update, Aegon agreed with the Dutch Central Bank (DNB) to apply a revised method to calculate the Solvency II contribution of the Aegon US Insurance entities under Deduction & Aggregation (D&A), affecting Aegon’s tiering of capital, retrospectively as of 2Q, 2017. It includes lowering of the conversion factor from 250% to 150% RBC Company Action Level and reducing own funds by a 100% RBC Company Action Level requirement to reflect transferability restrictions. The methodology is subject to annual review. This methodology is consistent with EIOPA’s guidance on group solvency calculation in the context of equivalence, and in line with methods applied by other European peer companies. As a consequence, this adjustment improves the comparability of capital positions of European insurance groups with substantial insurance activities in the US. The impact on Tiering is included in the table in the Capital quality section below.

Capital quality

Aegon’s capital consists of 3 Tiers as an indication of its quality, with Tier 1 capital ranking highest. The Group own funds do not include any impact from contingent liabilities potentially arising from unit-linked products sold, issued or advised on by Aegon in the Netherlands in the past as the potential liability cannot be reliably quantified at this point. Further, the available own funds number reflects Aegon’s interpretation of Solvency II requirements which is subject to supervisory review.

The below table provides the composition of Aegon’s available own funds across Tiers:

	September 30, 2017 ¹ Available own funds	December 31, 2016 ¹ Available own funds	December 31, 2016 Available own funds
Tier 1 - unrestricted	10,162	10,081	10,656
Tier 1 - restricted	3,576	3,817	3,817
Tier 2	1,216	1,291	2,008
Tier 3	689	768	1,638
Total available own funds	15,644	15,957	18,119

1 The tiering information is based on the revised method which was confirmed by DNB on August 8, 2017.

On a comparable basis, under the revised methodology Aegon’s own funds reduced by EUR 1.9 billion at December 31, 2016. This is reflected through eliminating deferred tax balances, recorded in Tier 3 for an amount of EUR 0.9 billion and Tier 2 for an amount of EUR 0.7 billion and eliminating Tier 1 – unrestricted of EUR 0.6 billion.

As at September 30, 2017, Tier 1 capital accounted for 88% of own funds (2016: 87%; pro forma number based on revised method), including EUR 3,077 million of junior perpetual capital securities (2016: EUR 3,309 million) and EUR 499 million of perpetual cumulative subordinated bonds (2016: EUR 508 million) which are both classified as grandfathered restricted Tier 1 capital.

The grandfathered restricted Tier 1 and Tier 2 capital instruments are grandfathered such that they are considered as capital under the Solvency II framework for up to 10 years as from January 1, 2016.

Tier 3 capital as of September 30, 2017, is comprised of deferred tax assets balances related to Solvency II entities.

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IFRS-EU equity compared to Solvency II own funds
EUR millions	September 30, 2017 ¹	December 31, 2016 ¹	December 31, 2016

Shareholders’ Equity	20,108	20,913	20,913
IFRS adjustments for Other Equity Instruments and non controlling interests	3,806	3,821	3,821
Group Equity	23,914	24,734	24,734
Solvency II revaluations	(5,119)	(5,634)	(5,634)
Excess of Assets over Liabilities	18,795	19,100	19,100
Availability adjustments	(599)	(361)	(361)
Fungibility restrictions [2]	(699)	(619)	(619)
Transferability restrictions [3]	(1,852)	(2,162)	-
Available own funds	15,644	15,957	18,119

1 The own funds information is based on the revised method which was confirmed by DNB on August 8, 2017.

2 Amongst others, this contains the exclusion of Aegon Bank

3 This includes the transferability restriction related to the new RBC CAL conversion methodology

The Solvency II revaluations of EUR 5,119 million (2016: EUR 5,634 million) stem from the difference in valuation between IFRS-EU and Solvency II frameworks, which can be grouped into three categories:

◆	Items that are not recognized under Solvency II. The most relevant examples of this category for Aegon include Goodwill, DPAC and other intangible assets (EUR 2,037 million, 2016: EUR 2,118 million);
◆

Items that have a different valuation treatment between IFRS-EU and Solvency II. Solvency II is a market consistent framework hence all assets and liabilities are to be presented at fair value while IFRS-EU also includes other valuation treatments in addition to fair value. The most relevant examples of this category for Aegon Group include Loans and Mortgages, Reinsurance Recoverables and Technical provisions. The revaluation difference stemming from this category amounted to EUR (1,805) million (2016: EUR (1,924) million) compared to the IFRS-EU Statement of Financial Position;

◆

The Net Asset Value of subsidiaries that are included under the Deduction & Aggregation method (on provisional equivalence or Standard Formula basis) in the Group Solvency II results. The revaluation difference stemming from this category amounted to EUR (5,351) million (2016: EUR (5,828) million) compared to the IFRS-EU Statement of Financial Position.

The availability adjustments are changes to the availability of own funds of Aegon Group in accordance with Solvency II requirements. Examples include the adjustments for subordinated liabilities, ring-fenced fund, treasury shares and foreseeable dividend (if applicable).

Fungibility restrictions limit the availability of own funds on Aegon Group level as prescribed by Supervisory Authorities. These limitations refer to charitable trusts in the Americas for which the local Supervisory Authority could limit the upstream of capital to the Group, and Aegon Bank which is under a different regulatory regime but under the same Supervisory Authority and therefore excluded for Solvency II purposes.

Finally, Transferability restrictions reflect the restrictions on US Life Companies DTA and capping of Tier 1 unrestricted own funds as a consequence of the new RBC CAL conversion methodology as described above.

27. Commitments and contingencies

The U.S. Securities and Exchange Commission is conducting a formal investigation related to certain investment strategies offered through mutual funds, variable products and separately managed accounts. These strategies used quantitative models developed by one of the former portfolio managers of Aegon’s US investment management business unit. Among other things, the investigation relates to the operation of and/or the existence of errors in the quantitative models in question and related disclosures. The funds and strategies under review were sub-advised, advised or marketed by Aegon’s US group companies. The models are no longer being used, although some of the funds are still being offered. The money management strategies are no longer being offered. Aegon is cooperating fully with the investigation.

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Condensed Consolidated Interim Financial Statements 3Q 2017	30

Government investigations, including this one, may result in the institution of administrative, injunctive or other proceedings and/or the imposition of monetary fines, penalties and/or disgorgement, as well as other remedies, sanctions, damages and restitutionary amounts. While Aegon is unable to predict what action, if any, the SEC might take and is unable to predict the costs to or other impact on Aegon of any such action, there can be no assurances that this matter or other government investigations will not have a material and adverse effect on Aegon’s reputation, financial position, results of operations or liquidity.

There have been no other material changes in contingent assets and liabilities as reported in the 2016 consolidated financial statements of Aegon.

28. Acquisitions / divestments

On January 1, 2017, Aegon completed the acquisition of Cofunds Ltd., following regulatory approval. The purchase of the Cofunds Ltd. business was done through a sale and purchase agreement to acquire all the shares and platform assets. The total consideration of the acquisition amounted to GBP 147 million (EUR 171 million). The fair value of the net assets amounted to GBP 99 million (EUR 116 million), of which GBP 25 million (EUR 29 million) related to “customer intangibles”, resulting in goodwill of GBP 48 million (EUR 56 million). The value of the transferred customer investments as per January 1, 2017 amounted to approximately GBP 82 billion (EUR 96 billion) and is not recognized on Aegon’s balance sheet.

On June 28, 2017, Aegon completed its transaction to divest its two largest US run-off businesses, the payout annuity business and Bank Owned Life Insurance/ Corporate Owned Life Insurance business (BOLI/COLI). Under the terms of the agreement, Aegon’s Transamerica life subsidiaries has reinsured USD 14 billion of liabilities. The transaction resulted in a book gain of USD 250 million (EUR 231 million), reported in the line other income in the condensed consolidated income statement. The book gain consisted of a loss on the reinsurance transaction which is more than offset by the reclassification of gains from Other Comprehensive Income following the disposal of assets to fund the transaction.

The loss on the reinsurance transaction amounted to USD 1,813 million (EUR 1,675 million) being the difference of the reinsurance premium paid and the reinsurance asset received related to the insurance liabilities. Upon disposal an amount of USD 979 million (EUR 905 million) and USD 1,018 million (EUR 941 million) respectively related to revaluation reserves and cash flow hedging reserves has been reclassified from Other Comprehensive Income into the income statement. Gains on sale of certain assets carried at amortized cost backing the insurance liabilities amount to USD 94 million (EUR 87 million). Other expenses related to the transaction, including cost of sale, amounted to USD 28 million (EUR 26 million).

On June 30, 2017, following court approval on the Part VII transfer, the sale of the annuity portfolio to Rothesay Life has been completed. For more details related to the sale of the UK annuity portfolio, refer to the Annual Report 2016.

On August 2, 2017, Aegon Poland has received approval by the Polish Financial Supervision Authority to take over the management of the Nordea second-pillar pension fund.

On August 9, 2017, Aegon agreed to sell Aegon Ireland plc. The sales price will amount to 81% of the Solvency II Own Funds of Aegon Ireland at the end of 2017. This transaction further optimizes its portfolio of businesses. As the transaction is contingent on certain closing and market conditions until closing of the transaction, the book loss is uncertain. This divestment is expected to have an immaterial impact on income before tax and underlying earnings before tax going forward. The transaction is subject to customary regulatory approvals and is expected to close in the first quarter of 2018.

On September 22, 2017, following court approval on the Part VII transfer, the sale of the annuity portfolio to Legal & General has been completed. For more details related to the sale of the UK annuity portfolio, refer to the Annual Report 2016.

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29. Post reporting date events

Share buyback

To neutralize the dilutive effect of the 2016 final dividend and the 2017 interim stock dividend paid in shares, Aegon is executing a program to repurchase 51,864,626 common shares. Aegon has committed to the repurchase of the common shares by engaging a third party to execute the transactions on its behalf. These transactions have commenced on October 2, 2017, and are expected to be completed on, or before, December 15, 2017. These shares will be held as treasury shares and will be used to cover future stock dividends.

Unirobe Meeùs Groep

On November 1, 2017, Aegon completed the sale of Unirobe Meeùs Groep (UMG), an independent financial advisory group, for a total consideration of EUR 295 million. The divestment will lead to a book gain of approximately EUR 180 million, which will be reported in Other income in the fourth quarter. As a consequence of this transaction annual income before tax and underlying earnings before tax will decrease by approximately EUR 20 million going forward.

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Condensed Consolidated Interim Financial Statements 3Q 2017	32

To: The Supervisory Board and the Executive Board of Aegon N.V.

Review report

Introduction

We have reviewed the accompanying condensed consolidated interim financial information for the nine-month period ended September 30, 2017, of Aegon N.V., The Hague, as set out on page 2 to 31, which comprises the condensed consolidated statement of financial position as at September 30, 2017, the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated statement of changes in equity, the condensed consolidated cash flow statement and the selected explanatory notes for the nine-month period then ended. We have not reviewed the condensed consolidated income statement and the condensed consolidated statement of comprehensive income for the three-month period ended as at September 30, 2017. Management is responsible for the preparation and presentation of these condensed consolidated interim financial statement in accordance with IAS 34, ‘Interim Financial Reporting’ as adopted by the European Union. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope

We conducted our review in accordance with Dutch law including standard 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Dutch auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements as at and for the nine-month period ended September 30, 2017, are not prepared, in all material respects, in accordance with IAS 34, ‘Interim Financial Reporting’ as adopted by the European Union.

Amsterdam, November 8, 2017

PricewaterhouseCoopers Accountants N.V.

Original has been signed by

R. Dekkers RA

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33

Disclaimers

Cautionary note regarding non-IFRS-EU measures

This document includes the following non-IFRS-EU financial measures: underlying earnings before tax, income tax and income before tax. These non-IFRS-EU measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures to the most comparable IFRS-EU measure is provided in note 3 ‘Segment information’ of Aegon’s Condensed Consolidated Interim Financial Statements. Aegon believes that these non-IFRS-EU measures, together with the IFRS-EU information, provide meaningful supplemental information about the underlying operating results of

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

◆	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
◆	Changes in the performance of financial markets, including emerging markets, such as with regard to:
	–	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
	–	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and
	–	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds;
◆	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;
◆	Consequences of a potential (partial) break-up of the euro;
◆	Consequences of the anticipated exit of the United Kingdom from the European Union;
◆	The frequency and severity of insured loss events;
◆	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;
◆	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;
◆	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;
◆	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
◆	Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;
◆	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
◆	Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;
◆	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;
◆	Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII);
◆	Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;
◆	Acts of God, acts of terrorism, acts of war and pandemics;
◆	Changes in the policies of central banks and/or governments;
◆	Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;
◆	Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;
◆	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;
◆	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;
◆	As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;
◆	Customer responsiveness to both new products and distribution channels;
◆	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;
◆	Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results and shareholders’ equity;
◆	Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;
◆	The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;
◆	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business;
◆	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess capital and leverage ratio management initiatives; and
◆	This press release contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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Corporate and shareholder information

Headquarters
Aegon N.V.

P.O. Box 85

2501 CB The Hague

The Netherlands

+ 31 (0) 70 344 32 10

aegon.com
Group Corporate Communications & Investor Relations
Media relations

+ 31 (0) 70 344 8344

gcc@aegon.com

Investor relations

+ 31 (0) 70 344 83 05

or 877 548 96 68 - toll free, USA only

ir@aegon.com

Publication dates quarterly results 2018

February 15, 2018	Results fourth quarter 2017

August 16, 2018	Results first half year 2018

Aegon’s 3Q 2017 press release and Financial Supplement are available on aegon.com.

About Aegon

Aegon’s roots go back more than 170 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information: aegon.com.